Exhibit 99.2

Shenzhen Qianhai Cooperation Zone People’s Court,

Guangdong Province, People’s Republic of China,

Civil Ruling

(2022) Yue 0391 Min Chu No. 4737

Plaintiff: Nam Tai Group Limited (“NTG”), which has a registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and whose company registration number is MC126293.

Representative: Steven Parker

Attorney: Jack Law, Lawyer of Global Law Office, Shenzhen Office

Attorney: Eric Chen, Lawyer of Global Law Office, Shenzhen Office

Defendant: Wang Jiabiao, male, the Han nationality, born on September 22, 1983, residential address at Room 606, Building 11, Dingtaifenghua Phase 6, 1085 Qianhai Road, Nanshan District, Shenzhen City

Defendant: Zhang Yu, female, the Han nationality, born on May 14, 1980, residential address at 23A Jinrun Building, Futian, Shenzhen, Guangdong

Joint attorneys for the two defendants: Huang Lanfang, Lawyer of Grandall (Shenzhen) Law Firm

Joint attorneys for the two defendants: Xue Yizhong, Lawyer of Grandall (Shenzhen) Law Firm

Third Party: Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”), which has a registered address in Nam Tai Industrial Park, 2 Nam Tai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City

Legal representative: Wang Jiabiao

Third Party: Alva Yu, male, born on March 3, 1982, the Han nationality, residential address at No. 2205, Building 60, Courtyard No. 5, Guangqumenwai Avenue, Chaoyang District, Beijing

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With regard to the disputes among the plaintiff NTG, the defendants Wang Jiabiao and Zhang Yu, and the third parties NTI and Alva Yu over the liability for infringement upon the interests of company, the plaintiff NTG has filed an application for preservation to the court. NTG submitted that the defendants Wang Jiabiao and Zhang Yu, after being lawfully removed from their positions, still illegally possessed and controlled the seals and certificates of NTI, and carried out a series of acts that harmed the interests of NTI, such as illegally transferring assets. And NTG hereby requests the court to order: 1. during the course of this case, Wang Jiabiao and Zhang Yu shall not use the company seals (including company official seal, special financial seal, special contract seal, legal representative seal and invoice seal) and the company certificates (including original and copies of business licenses, organization code certificate, tax registration certificate) of NTI; 2. during the course of this case, Wang Jiabiao and Zhang Yu shall temporarily hand over the company seals (including company official seal, special financial seal, special contract seal, legal representative seal and invoice seal) and the company certificates (including original and copies of business licenses, organization code certificate, tax registration certificate) of NTI to Alva Yu appointed by NTG for safekeeping and use. China Ping An Property & Casualty Insurance Company, Ltd., Shenzhen Branch issued a letter of guarantee to provide guarantee for NTG’s preservation application.

After reviewing this case, the court holds that, in a civil action, if the act of one party or other reasons may make it difficult to enforce the judgment or cause other damages to the parties concerned, the other party may apply to the people’s court for an order requesting the people’s court to order the party to undertake certain acts or prohibit the party from undertaking certain acts. In this case, NTG’s first request of the preservation application, namely prohibiting the defendants Wang Jiabiao and Zhang Yu from using the company seals and certificates of NTI during the course of this case, conforms to the legal provisions and is granted by the court. The court does not grant NTG’s second request due to lack of legal basis.

In summary, in accordance with Article 103 of the Civil Procedure Law of the People’s Republic of China, the ruling is as follows:

I.

Prohibiting Wang Jiabiao and Zhang Yu from using the company seals (including company official seal, special financial seal, special contract seal, legal representative seal and invoice seal) and the company certificates (including original and copies of business licenses, organization code certificate, tax registration certificate) of NTI during the course of this case;

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II.	Dismissing NTG’s other preservation application.

This ruling is forthwith enforced.

The parties concerned who disagree with this ruling may apply to the court for reconsideration once within five days from the date of receipt of this ruling. The execution of the ruling shall not be suspended during the reconsideration period.

Presiding Judge: Liu Yiyao

Judge: Wang Hu

Judge: Chen Yaling

The copy of the ruling is consistent with the original.

July 5, 2022

(court seal)

Clerk: Wu Aizhi

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